SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated May 7, 2003, regarding seven-year contract with Clydeport.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc (Registrant)

Date	May 7, 2003	By:	/s/ Alan McCulloch Assistant Company Secretary

Stock Exchange Announcement—Wednesday 7 May

SCOTTISHPOWER AGREES MAJOR CONTRACT WITH CLYDEPORT

ScottishPower is pleased to announce that it has reached a seven-year agreement with Peel Holdings, owners of Clydeport, for the management of imported coal deliveries to Longannet Power Station. The deal is estimated to generate £70m of incremental value over its seven year term.

Charles Berry, Executive Director, UK, said: “This is an excellent deal for ScottishPower and provides a robust solution for our coal supply in Scotland, in partnership with Clydeport. By entering into a longer term deal, we have been able to unlock significant value for our generation business through reduced costs and more efficient operations”.

- Ends -

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